FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Levy, Ricardo B. (Last) (First) (Middle) 1388 N. Tech Blvd. (Street) Gilbert, AZ 85233 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 04/23/2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####
4. Issuer Name andTicker or Trading Symbol

Catalytica Energy Systems, Inc.
CESI

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)
   Other (specify below)

Description     Chairman

6. If Amendment,
    Date of Original
    (Month/Day/Year)

11/13/2000

7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock(1)	3,486	I	by D. Nelson Trust
Common Stock(1)	6,705	I	by P. Cusumano Trust
Common Stock(1)	120,711	I	by Levy Family Trust
Common Stock(1)	15,113	I	by Levy Family Trust
Common Stock(2)	46,583	I	by Levy Family Trust

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Incentive Stock Option (right to buy)	/ 8/28/05	Common Stock / 25,000	$0.400	D
Incentive Stock Option (right to buy)	/ 7/10/06	Common Stock / 4,500	$0.400	D
Incentive Stock Option (right to buy)	/ 9/30/07	Common Stock / 20,500	$2.500	D
Incentive Stock Option (right to buy)	/ 4/1/08	Common Stock / 2,400	$12.000	D
Incentive Stock Option (right to buy)	/ 3/1/10	Common Stock / 5,000	$21.000	D
Incentive Stock Option (right to buy)	/ 3/1/09	Common Stock / 4,500	$21.600	D
Explanation of Responses:

(1) Number of shares that the reporting person received was .16547 of a share of Issuers stock for each share of Catalytica, Inc. stock held.
(2) Number of shares that reporting person received was 2.76 of a share of Catalytica stock for each share of Catalytica Pharmaceuticals, Inc. stock held. Number of shares that the reporting person received was .16547 of a share of Issuers stock for each share of Catalytica, Inc. stock held.

By:	Date:
/s/ Kevin Neill	04/23/2003
Attorney-in-Fact
** Signature of Reporting Person	SEC 1473 (07-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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